Filed pursuant to Rule 424(b)(3)
                                                   Registration No. 333-64950


PROSPECTUS SUPPLEMENT NO. 1
(To the Prospectus dated July 25, 2001)


                           130,516,017 SHARES OF

                            RITE AID CORPORATION

                                COMMON STOCK

                               -------------

                           STICKER SUPPLEMENT TO

                                 PROSPECTUS

         This prospectus supplement relates to the sale by selling stockholders, including their respective transferors, donees, pledgees, or successors of up to 130,516,017 shares of our common stock that the selling shareholders acquired from us in various private placements and debt for equity exchanges. We will not receive any of the proceeds from the sale of any of the shares.

         You should read this prospectus supplement in conjunction with the prospectus dated July 25, 2001. This prospectus supplement is incorporated by reference into the prospectus, and all terms used herein shall have the meaning assigned to them in the prospectus. Our common stock is traded on the New York Stock Exchange under the symbol "RAD."

         On October 2, 2001 we issued a press release announcing (i) our results for our second fiscal quarter ended September 1, 2001, and (ii) guidance for the second half of fiscal 2002, which are set forth below.

Results for the Second Fiscal Quarter Ended September 1, 2001

         Sales for the 13-week quarter were $3.691 billion, up 7.3 percent from $3.439 billion reported in the prior year's second quarter.

         Second quarter same store sales increased 8.9 percent versus the prior year, reflecting prescription sales growth of 11.7 percent and a 4.8 percent increase in front-end same store sales. Prescription revenue accounted for 61.0 percent of total drugstore sales and third party prescription sales represented 92.0 percent of total pharmacy sales.

         Second quarter earnings before interest, taxes, depreciation and amortization, LIFO charges, gains and losses from asset disposals, and non-cash expenses (EBITDA) amounted to $120.8 million, up 33.2 percent from the prior year's second quarter EBITDA of $90.7 million. A change in accounting for leases, which was effective on June 27, 2001 in conjunction with the company's refinancing, lowered second quarter EBITDA by $9.6 million; on a comparable basis EBITDA increased this year versus last by $39.8 million or 49.1 percent. Excluding net non-operating income related to legal settlements of $17.0 million received in the second quarter of this year and $12.3 million received in the second quarter of last year, EBITDA was $103.8 million or 2.8 percent of sales this year versus $78.4 million or 2.3 percent of sales for the second quarter of the prior year.

         Interest expense for the second quarter was $102.4 million versus $182.1 million in the prior year's second quarter. Interest expense was comprised of $93.2 million cash interest on indebtedness and capital lease obligations and non-cash interest of $9.2 million.

         Other non-cash expenses of $86.9 million this quarter consisted of $21.9 million in losses on debt modifications related to the refinancing completed on June 27; a $31.0 million loss to mark to market $1.0 billion of interest rate swap contracts on floating rate bank debt that was retired in the refinancing; $26.7 million related to store closings and impairment charges; $4.5 million for losses related to the company's investment in drugstore.com and $2.8 million of other non-cash expenses.

         Net loss from continuing operations for the second quarter was $179.3 million or a loss per share of $0.40 compared to a net loss from continuing operations of $425.0 million or a loss per share of $1.87 in the year ago period. The net loss from continuing operations would have been $105.3 million or a loss per share of $0.22 without non-cash expenses of $86.9 million, net proceeds from legal settlements of $17.0 million, $5.6 million of non-recurring legal and accounting expenses and a $1.6 million gain from asset sales.

         During the quarter, the company relocated four stores and closed 37 stores. Stores in operation at the end of the quarter totaled 3,594.

Guidance for the Second Half of Fiscal 2002

         The company expects sales of $7.7 billion to $8.0 billion for the remainder of fiscal 2002 which ends March 2, 2002. Same store sales are expected to improve 8.0 percent to 10.0 percent versus the prior year.

         EBITDA for the second half is expected to be $265.0 million to $315.0 million, bringing full year EBITDA to $550.0 million to $600.0 million. Excluding the effect of the change in accounting for leases of approximately $40.0 million, full year EBITDA would be expected to be $590.0 million to $640.0 million.

         Interest expense for the second half is expected to total approximately $180.0 million with cash interest expense expected to be approximately $157.0 million and non-cash interest expected to be approximately $23.0 million.

         Depreciation and amortization, including goodwill amortization, is expected to total approximately $171.0 million with approximately $89.0 million expected in the third fiscal quarter and $82.0 million expected in the fourth fiscal quarter.

         The company does not expect to record federal income tax expense or benefit for the remainder of fiscal 2002; state taxes of approximately $2.5 million are expected to be recorded during the balance of fiscal 2002.

         Capital expenditures for the remainder of fiscal 2002 are expected to total approximately $70.0 million bringing full year capital expenditures to approximately $120.0 million.

         Working capital is expected to be lower on a full year basis by approximately $100.0 million.

         The company expects to generate $125.0 million to $175.0 million of free cash flow for fiscal 2002. Free cash flow represents the excess of reported EBITDA and working capital reductions over cash interest expenses, capital expenditures and amounts paid with respect to closed stores.

Preliminary September Sales Results

         Final September sales results will be reported on October 9, 2001. On a preliminary basis, same store sales for the four-week period ended September 29, 2001 were up approximately 6.0 percent over the prior year period. Pharmacy same store sales were up approximately 9.7 percent, while front-end same store sales were slightly positive. While the September 11 tragedy had a negative impact on sales on September 11 and the days following, same store sales started to recover during the second half of the month with the last two weeks up approximately 7.7 percent, including an increase in pharmacy of approximately 11.2 percent and a front-end gain of approximately 2.2 percent, compared to the same two-week period last year.


                   RITE AID CORPORATION AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)
                                (unaudited)

                                                                      September 01, 2001        March 03, 2001
                                                                   ------------------------- ---------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                       $         109,140         $       92,290
     Accounts receivable, net                                                  559,275                503,527
     Inventories, net                                                        2,562,561              2,444,525
     Investment in AdvancePCS                                                        -                491,198
     Prepaid expenses and other current assets                                  86,542                 85,292
                                                                   ------------------------- ---------------------
           Total current assets                                              3,317,518              3,616,832
PROPERTY, PLANT AND EQUIPMENT, NET                                           2,313,772              3,041,008
GOODWILL AND OTHER INTANGIBLES, NET                                          1,009,842              1,067,339
OTHER ASSETS                                                                   193,152                188,732
                                                                   ------------------------- ---------------------
           Total assets                                              $       6,834,284         $    7,913,911
                                                                   ========================= =====================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
     Short-term debt and current maturities of long-term debt
     and lease financing obligations                                 $          32,706         $       36,956
     Accounts payable                                                        1,022,456                896,390
     Sales and other taxes payable                                              47,961                 31,562
     Accrued salaries, wages and other current liabilities                     809,175                696,047
                                                                   ------------------------- ---------------------
           Total current liabilities                                         1,912,298              1,660,955
CONVERTIBLE SUBORDINATED NOTES                                                 152,010                357,324
LONG-TERM DEBT, LESS CURRENT MATURITIES                                      3,342,227              4,428,871
LEASE FINANCING OBLIGATIONS, LESS CURRENT MATURITIES                           212,483              1,071,397
OTHER NONCURRENT LIABILITIES                                                   742,600                730,342
                                                                   ------------------------- ---------------------
           Total liabilities                                                 6,361,618              8,248,889
                                                                   ------------------------- ---------------------

COMMITMENTS AND CONTINGENCIES                                                      ---                    ---

REDEEMABLE PREFERRED STOCK                                                      19,510                 19,457
STOCKHOLDERS' EQUITY (DEFICIT):
     PREFERRED STOCK                                                           347,342                333,974
     COMMON STOCK                                                              515,939                348,055
     ADDITIONAL PAID-IN CAPITAL                                              3,166,207              2,065,301
     ACCUMULATED DEFICIT                                                    (3,634,160)            (3,171,956)
     STOCK-BASED AND DEFERRED COMPENSATION                                      58,450                 19,782
     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME                                (622)                50,409
                                                                   ------------------------- ---------------------
           Total stockholders' equity (deficit)                                453,156               (354,435)
                                                                   ------------------------- ---------------------
           Total liabilities and stockholders' equity (deficit)      $       6,834,284         $    7,913,911
                                                                   ========================= =====================






                   RITE AID CORPORATION AND SUBSIDIARIES
              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (Dollars in thousands, except per share amounts)
                                (unaudited)
                                                                     Thirteen Weeks Ended     hirteen Weeks Ended
                                                                      September 1, 2001      T August 26, 2000
                                                                   ------------------------- ---------------------
REVENUES                                                             $         3,691,074       $      3,439,469
COSTS AND EXPENSES:
     Costs of goods sold, including occupancy costs                            2,872,390              2,630,258
     Selling, general and administrative expenses                                809,949                855,082
     Goodwill amortization                                                         5,280                  5,627
     Store closing and impairment charges                                         22,105                 88,292
     Interest expense                                                            102,377                182,108
     Interest rate swap contracts market value adjustment                         31,047                      -
     Loss on debt and lease conversions and modifications, net                    21,882                 83,789
     Share of loss from equity investment                                          4,512                 12,496
     (Gain) loss on sale of assets and investments, net                           (1,636)                 6,850
                                                                   ------------------------- ---------------------

                                                                               3,867,906              3,864,502
                                                                   ------------------------- ---------------------

      Loss from continuing operations before income taxes and
      extraordinary item                                                        (176,832)              (425,033)

INCOME TAX EXPENSE                                                                 2,500                      -
                                                                   ------------------------- ---------------------

  Loss from continuing operations before extraordinary item                     (179,332)              (425,033)

DISCONTINUED OPERATIONS:
 Estimated loss on disposal of the PBM segment (net of
 income tax benefit of $23,484)                                                        -                (31,433)
                                                                   ------------------------- ---------------------

 Net loss before extraordinary item                                             (179,332)              (456,466)

 EXTRAORDINARY ITEM, Loss on early extinguishment of debt
 (net of income tax expense of $0)                                               (66,589)                     -
                                                                   ------------------------- ---------------------

 Net loss                                                            $          (245,921)      $       (456,466)
                                                                   ========================= =====================

BASIC AND DILUTED (LOSS) PER SHARE:
 Loss from continuing operations                                     $             (0.40)      $          (1.87)
 Loss  from discontinued operations                                                    -                  (0.10)
 Loss from extraordinary item                                                      (0.14)                     -
                                                                   ------------------------- ---------------------

  Net loss per share                                                 $             (0.54)      $          (1.97)
                                                                   ========================= =====================





                   RITE AID CORPORATION AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (Dollars in thousands, except per share amounts)
                                (unaudited)

                                                               Twenty-Six Weeks Ended     Twenty-Six Weeks Ended
                                                                 September 01, 2001          August 26, 2000
                                                               ------------------------   ------------------------
REVENUES                                                             $   7,401,207            $     6,881,655
COSTS AND EXPENSES:
     Costs of goods sold, including occupancy costs                      5,713,130                  5,264,711
     Selling, general and administrative expenses                        1,667,999                  1,706,965
     Goodwill amortization                                                  10,623                     11,701
     Store closing and impairment charges                                   21,741                    104,437
     Interest expense                                                      231,066                    353,483
     Interest rate swap contracts market value adjustment                   31,047                          -
     Loss on debt and lease conversions and modifications, net             154,595                     83,789
     Share of loss from equity investment                                   10,395                     24,070
     (Gain) loss on sale of assets and investments, net                    (51,455)                    16,526
                                                               ------------------------   ------------------------

                                                                         7,789,141                  7,565,682
                                                               ------------------------   ------------------------

      Loss from continuing operations before income taxes and
      extraordinary item                                                  (387,934)                  (684,027)

INCOME TAX EXPENSE                                                           2,500                    144,382
                                                               ------------------------   ------------------------

  Loss from continuing operations before extraordinary item               (390,434)                  (828,409)

DISCONTINUED OPERATIONS:
 Income from discontinued operations (net of income tax
 expense of $13,846)                                                             -                     11,335
 Estimated loss on disposal of the PBM segment
 (net of income tax benefit of $734)                                             -                   (334,763)
                                                               ------------------------   ------------------------

 Net loss before extraordinary item                                       (390,434)                (1,151,837)

 EXTRAORDINARY ITEM, Loss on early extinguishment of debt (net
 of income tax expense of $0)                                              (66,589)                         -
                                                               ------------------------   ------------------------

 Net loss                                                            $    (457,023)           $    (1,151,837)
                                                               ========================   ========================

BASIC AND DILUTED (LOSS) PER SHARE:
 Loss from continuing operations                                     $       (0.95)           $         (3.48)
 Loss  from discontinued operations                                              -                      (1.12)
 Loss from extraordinary item                                                (0.15)                         -
                                                               ------------------------   ------------------------

  Net loss per share                                                 $       (1.10)           $         (4.60)
                                                               ========================   ========================


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITY COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS STICKER IS PART OF THE PROSPECTUS AND MUST ACCOMPANY THE PROSPECTUS TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

         The Date of this Prospectus Supplement is October 4, 2001